Constellation Alpha Capital Corp.

3 Allied Drive, Suite 303

Dedham, MA 02026

VIA EDGAR

October 29, 2015

US Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: John Dana Brown

RE:	Constellation Alpha Capital Corp.
Draft Registration Statement on Form S-1
Submitted September 24, 2015
CIK No. 0001651944

Dear Mr. Brown:

On behalf of Constellation Alpha Capital Corp. (the “Company”), we hereby respond to the letter dated October 21, 2015 (“SEC Comment Letter”) from you to the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Draft Registration Statement on Form S-1 (the “Form S-1”) submitted to the Commission on September 24, 2015. For your convenience, we have transcribed each of the Staff’s comments below in bold type, and followed each such comment with the Company’s response in plain type.

Disclosure changes made in response to the Staff’s comments will be made in Amendment No. 1 to the Draft Registration Statement on Form S-1 (“Amendment No. 1”), to be filed substantially contemporaneously with the submission of this letter.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that, to date, neither it, nor anyone authorized to do so on its behalf, has presented any written communication, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities. If applicable, the Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act Any such investors will not retain copies of such communications.

Summary, page 1

2.	Please disclose briefly in the Summary that although you will not redeem shares in an amount that would cause net assets to fall below $5,000,001, you do not have a maximum redemption threshold based on the percentage of the shares sold in your initial public offering, as many blank check companies do.

The Company has revised the Summary in response to the Staff’s comment.

3.	Please disclose in the Summary that you may issue additional ordinary or preferred shares or debt securities to complete the initial business combination.

The Company has revised the Summary in response to the Staff’s comment.

Risk Factors, page 17

4.	To the extent it may be material to investors please provide a risk factor or risk factors addressing risks attendant to operating healthcare and technology businesses, whether in India or otherwise.

The Company has adjusted the industries in which it intends to seek a transaction and has added two risk factors, entitled “We face risks related to manufacturing companies” and “We face risks related to financial services companies,” in response to the Staff’s comment.

5.	If material to investors please revise to include a risk factor addressing risks attendant to acquiring a company that is financially unstable or in its early stages of development or growth, as disclosed on page 60.

The Company has added a risk factor entitled “We may seek investment opportunities with a financially unstable business or in its early stages of development” in response to the Staff’s comment.

Our public shareholders may not be afforded the opportunity to vote...page 17

6.	Please expand this risk factor to include a brief description of the circumstances in which there would not be a shareholder vote.

The Company has revised this risk factor in response to the Staff’s comment.

The grant of registration rights to our initial shareholders, page 24

7.	To provide information about the magnitude of the risk, please quantify the number of shares that are subject to the registration rights.

The Company has revised this risk factor in response to the Staff’s comment.

We are not required to obtain an opinion, page 25

8.	We note your disclosure that fair market value of the target will be determined by your board of directors based on standards generally accepted by the financial community. Please revise to disclose here that, if true, the board of directors will have significant discretion in choosing the standard used to establish the fair market value of the target acquisition.

The Company has revised this risk factor in response to the Staff’s comment.

We may engage in our initial business combination, page 28

9.	Please disclose the entities with which your directors and officers are affiliated that could present potential conflicts of interest because they could become target businesses.

None of the Company’s directors or officers are affiliated with entities that could present potential conflicts of interest because such entities could become target businesses. Once the company identifies its director nominees, the Company will provide any updates, as applicable, in a subsequent amendment of the prospectus.

Proposed Business, page 58

Our Competitive Advantages, page 58

Management Operating and Investment Experience, page 58

10.	Please revise here and on page 3 to disclose whether the members of the management team have experience with special purpose acquisition vehicles or other blank check companies and include a brief description of the companies and their role.

The Company has revised pages 3 and 59 of Amendment No. 1 in response to the Staff’s comment.

Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419, page 74

Release of Funds, page 74

11.	Please revise to quantify the approximate amount that could be released for tax obligations and working capital requirements.

The Company has revised pages 50 and 75 of Amendment No. 1 in response to the Staff’s comment.

Management, page 79

Conflicts of Interest, page 82

12.	Please refer to the second bullet point on page 82. For each officer and director please disclose any entities with which they are currently affiliated that may pose a conflict of interest related to the presentation of business opportunities.

None of the Company’s directors or officers are affiliated with entities that could pose a conflict of interest related to the presentation of businesses opportunities. Once the company identifies its director nominees, the Company will provide any updates, as applicable, in a subsequent amendment of the prospectus.

Taxation, page 111

13.	Please tell us what consideration you gave to including a discussion of tax consequences related to India.

Given that the Company might acquire a target company with a connection to any emerging market, and not necessarily in India, the Company has decided that a discussion of tax consequences related to India is not required but would be more appropriate in the proxy statement or tender offer materials provided to shareholders in connection with the Company’s initial business combination.

* * * * * * * * * * *

In addition to the foregoing, on behalf of the Company, we acknowledge that:

(i) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

(iii) The Company may not assert Staff comments, or changes to disclosure in response to Staff comments, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact our counsel, Ari Edelman, Esq. or Stuart Neuhauser, Esq.., at any time at (212) 370-1300.

Very truly yours,

/s/ Rajiv Shukla
Rajiv Shukla
Chief Executive Officer